Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
OF IMV INC.

1.	Name and Address of Corporation

IMV Inc. (“IMV” or the “Corporation”)
130 Eileen Stubbs Avenue, Suite 19,
Dartmouth, Nova Scotia
B3B 2C4

2.	Date of Material Change

December 20, 2022

3.	News Release

On December 16 and December 20, 2022, IMV issued a news release through the services of Business Wire with respect to the material change described below.

4.	Summary of Material Change

On December 20, 2022, the Corporation announced the closing of its registered direct offering (the “Offering”) for the sale of an aggregate of 3,448,276 common shares (or common share equivalents) (each, a “Share” and, collectively, the “Shares”) and warrants to purchase up to an aggregate of 3,448,276 common shares (each, a “Warrant” and, collectively, the “Warrants”) at a purchase price of US$2.61 per common share (or common share equivalent) and accompanying Warrant priced at-the-market under the Nasdaq Capital Market (the “Nasdaq”) rules. The Warrants have an exercise price of US$2.50 per share, are exercisable immediately, and will expire five years following their date of issuance. All of the securities are being offered by the Corporation.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 20, 2022, the Corporation announced the closing of the Offering for the sale of an aggregate of 3,448,276 Shares and warrants to purchase up to an aggregate of 3,448,276 Warrants at a purchase price of US$2.61 per common share (or common share equivalent) and accompanying Warrant priced at-the-market under the Nasdaq rules. The Warrants have an exercise price of US$2.50 per share, are exercisable immediately, and will expire five years following their date of issuance. All of the securities are being offered by the Corporation.

The gross proceeds from the Offering to IMV, before deducting placement agent commissions and other offering expenses and excluding any proceeds that may be received upon exercise of the Warrants, were approximately US$9 million. IMV intends to use the net proceeds from the Offering to continue the clinical development of its lead product candidate, maveropepimut-S, in diffuse large B cell lymphoma (DLBCL), ovarian cancer, the completion of its ongoing basket trial and to continue the development of its proprietary drug delivery platform (DPX®) and for general corporate purposes.

For the purpose of Toronto Stock Exchange (“TSX”) approval, the Corporation relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq, provided that the transaction is being completed in compliance with the requirements of such other recognized exchange The Offering closed on December 20, 2022.

For more information on the Offering, please refer to the news releases issued by the Corporation on December 16 and December 20, 2022.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable securities laws. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the material change report, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this material change report due to known and unknown risks and uncertainties affecting the Corporation, including market conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the prospectus supplement dated December 19, 2022 of IMV relating to the Offering (the “Supplement”), the accompanying final short form base shelf prospectus of IMV dated July 22, 2022 (the “Base Prospectus”) and the documents incorporated by reference therein. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein. Readers are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Brittany Davison, Chief Accounting Officer of IMV at (902) 492-1819.

9.	Date of report

December 20, 2022